KOLORFUSION INTERNATIONAL, INC .
7347 S. REVERE PARKWAY
CENTENNIAL, CO. 80112
303-690-2910 Fax: 303-690-4229
www.kolorfusion.com
To: Jeff Jaramillo
From: Steve Nagel
Date: July 10, 2006
Dear Mr. Jaramillo,
Per our conversation of today’s date, we address the previous Comment 5. from the SEC letter dated May 9, 2006, as follows:
     The consulting services to be provided were not booked as an asset as no bona fide services were received from the Consultant to the Company. This Agreement and its liability and asset impact will include such disclosure in future relevant filings.
     Sincerely,
     /s/ Steve Nagel
     Steve Nagel
     President

KOLORFUSION INTERNATIONAL, INC .
7347 S. REVERE PARKWAY
CENTENNIAL, CO. 80112
303-690-2910 Fax: 303-690-4229
www.kolorfusion.com
To: Linda Cvrkel            Branch Chief (Mail Stop 3651)
From: Steve Nagel
Date: May 31, 2006
Dear Ms. Cvrkel,
     We have itemized each comment from your letter dated May 9, 2006, with a response including a reference to our recent 10Q for the period ended March 31, 2006 (filed May 22nd), if appropriate. During this recent quarter we completed a new financing, which also included some debt conversion. These events had a positive impact to the Company’s balance sheet and its ability to continue forward with its business plan. We tried to include language in our recent 10Q to cover some of your issues raised in your letter; hence the inclusion of these new sections from our recent filing is a part of this response.

SEC Letter-Comment-1 Liquidity & Capital Resources
     Comments- The Company recently closed a financing (March 31, 2006) wherein the Company received new capital $600,000 and the elimination of additional debt in the minimum amount of $100,000. Further the Company also negotiated a reduction in stockholder debt of $350,000 for no payment or other equity. These results are included in our 10Q for March 31, 2006. The Company is further working to eliminate another $533,373 in its liabilities thru equity and or option programs, as these debts are related to our largest existing shareholder and our Board Chairman. Due to these positive events, it is our opinion that the previous June 30, 2005 10K filing need not be amended, however, we agree that additional comments should be made in future filings to cover the noted statements from your letter.
Here is the relevant section from our recent 10Q for the period ended March 31, 2006.

Liquidity and Capital Resources
     Nine-Month Period Ended March 31, 2006
     The Company has historically had more expenses than income in each year of its operations. The accumulated deficit from inception to March 31, 2006 was $11,696,066 and current liabilities are in excess of current assets in the amount of $421,096, as compared to $1,671,211 for the nine month period ended March 31, 2005. There was a $100,000 in debt assumed by the preferred stock investor and a re-classification of $555,238 in debt due as a contingent long-term liability as explained in Note 5 of the Financial Statements. This is a reduction of $1,220,115 and improvement in liquidity. Part of this reduction was due to $350,000 in accrued expenses due to stockholders being forgiven and classified as paid-in-capital. The Company anticipates the further conversion of other existing note liabilities into stock, such amounts to include $533,373 which are due to the Company’s Board members either directly or indirectly through secured bank loans. The Company has been able to maintain a positive cash position solely through financing activities. The Company is seeking to finalize an additional equity placement during the next few months to support its plans for future growth and working capital needs.
     An additional statement will be added to future filings, such as: In the event we are unable to obtain additional financing the Company would continue to reduce operating expenses, as we have done the past fiscal years. If the business gross profits were to decline and the market opportunities not forthcoming, then operations would have to cease.

SEC Letter-Comment—2 Patents page F-6
Comments-The long-life assets of the Company are related to the Company’s patents, as well as the equipment which we use to provide processing to an OEM’s products using the patented technology. The fixed assets to accomplish the process are ovens, conveyor system, and a vacuum system. Hence they are not specific to only our process or markets. These assets and their values continue to be above the book value or used market value, and can easily be used in other businesses for other purposes, such that their market value remains relatively constant and above book value. The net asset value on the balance sheet for these fixed assets is approximately $116,000 at June 30, 2005. The Company believes that these fixed assets can be easily disposed of on the used equipment market at a greater value than is currently on the books. Accordingly, the Company does not believe that the net fixed assets on the books at June 30, 2005 were impaired nor have they been impaired on any subsequent quarterly filing.
The Company’s primary process patent is valid until 2012 and a primary method patent for the patented process expires in 2018. The Company has entered into numerous licenses related to these patents for periods of up to twenty (20) years or longer. The Company’s largest producing licensee to-date is Polaris Industries, Inc. (NYSE: PII) and this license is on file with the SEC per the previous SEC request. It is also noted in our financials that this same licensee paid the Company $750,000 for exclusive use of our process in their market for a period of up to five (5) years, which we have had to recognize as deferred revenue. Other licensees include Alcoa Forged Wheel Division (NYSE: AA), Sunrise Medical, Diamond G Manufacturing, PowderCoat Services, Inc., George Industries, Inc., PodCo, Inc. Paradise Powder Coating, Inc., Anhua Zhouli Industry Ltd., Chesta, Inc., Art Crystal Inc., PSE Archery, Inc., Grace Engineering, Inc., and the Company is working to close licenses with other companies in the very near future. Anhua Zhouli and Chesta, Inc. are licensees who are able to perform the patented process for our customers in Shenzhen and Shanghai, China. These two licenses and other licensees such as PowderCoat Services, PodCo and Paradise are perpetual licenses as they are what we refer to as “job shop” licensees. The SEC previously required that we shorten the useful life of our patents, which therefore has caused us to amortize them prior to their expirations.
The Company out- sources a significant portion of the printing required for the licensees to utilize the licensed process. Consequently, during our current fiscal year for the 9 month period ended March 31, 2006 we had printing revenues generated from non-Company equipment of $728,287. Further, the Company had license revenues of $146,921for this same period. These revenue streams represented 65% of the total revenues for the nine month period. The Company believes at it grows its business in Asia through its licensees, the proportion of total revenues to Company owned processing equipment assets will continue to become less. Therefore, our impairment analysis would suggest that the revenue currently being generated from our patents with a net cash cost of $738,494 at June 30, 2005 is large enough to support the fact that the patent value recorded at June 30, 2005 and December 31, 2005 was not impaired.
SEC Letter-Comment-3. Other Assets, page F-8
Comments- The Company’s primary Other Asset as stated was comprised of prepaid commission and prepaid rent. It is recognized that an asset classified as “other,” which is over 5%, that there should have been a note detailing the appropriate items within that classification of assets. In the March 31, 2006 10Q we identified the significant portion of this asset item. We will note any amortization of such assets and the policy for the schedule as related to said asset.
SEC-Letter-Comment-4. Rent Increase recognition.
Comments- The Company elected to record its facility lease based upon actual expense requirements per the relevant period. The Company only has one facility and is not entering multiple leases. The full rent expense is recognized each period, which also includes “common area maintenance” C.A.M. , which is a significant portion of total rent, as I am sure you are aware. Even though this may have been an incorrect accounting, an analysis of the fixed portion of the rent expense does not seem to be significant, as can be seen here:

Year Ended	Rent Recorded	Straight-line	Difference
June 30, 2003	$80,000	$94,695	$14,695/1.4%	net income
June 30, 2004	$192,000	$227,272	$35,272/5.7%	of net loss
June 30, 2005	$201,335	$227,272	$25,937/4.5%	of net loss

June 30, 2006	$224,004	$227,272	$3,268	negligible.
     The amount becomes negligible for periods beyond.
     Further had we used straight-line the accrued deferred rent portion in comparison to our total liabilities could also be considered not significant as our total liabilities were quite sizeable in comparison and from a qualitative standpoint, the impact on our income would not change a reader’s viewpoint of our operating results.
Additionally, the Company is currently working to move to another facility and the present landlord has placed our facility on the market to facilitate this endeavor. The landlord was the investor in our recent Preferred Stock placement. We will take note of this error in accounting for any future leases with “step-up rates”, and would request that we continue to report this particular lease consistent with past treatment.

SEC-Letter-Comment-5. Long-term Debt, page F-12
Comments- In order to properly answer this comment in written form we would like to have a brief a call to discuss, as the reference you made to page F-21 is not a page in the 10K, and we want to make sure we address the relevant comment.
ACKNOWLEDGMENT
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; and that any comments or changes from the SEC staff do not foreclose the Commission from taking further action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me to discuss your comment #5 at your convenience and I can follow-up with a written comment.
Respectfully,
/s/ Steve Nagel
Steve Nagel
President & Chief Financial Officer